UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

(Name of Issuer)

Texas Pacific Land Trust

(Title of Class of Securities)

Sub-share Certificates

(CUSIP Number)

882610108

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

(Date of Event which Requires Filing of this Statement)

June 11, 2020

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Horizon Kinetics Asset Management LLC 13-3776334
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,712,008

8. Shared Voting Power

9. Sole Dispositive Power
1,712,008

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,712,008
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
22.1
14. Type of Reporting Person
IA

This Amendment No. 10 to the Schedule 13D (this "Amendment No. 10") relates to the sub-share certificates of proprietary interests (the "Shares") of Texas Pacific Land Trust ("TPL") and amends the Schedule 13D Amendment 9 filed on March 27, 2020 (the "Schedule 13D 9" and, together with this Amendment No. 10, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 10 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 10 is being filed by Horizon Kinetics Asset Management LLC ("Horizon") a Delaware limited liability company, a wholly owned subsidiary of Horizon Kinetics LLC.

This Amendment No. 10 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended by adding the following:

The trustees (the "Trustees") of the Trust previously approved a plan to reorganize (the "corporate reorganization") into a corporation formed under Delaware law (the "New Corporation"). In connection with the planned corporate reorganization, on June 11, 2020, Horizon Kinetics LLC and Horizon Kinetics Asset Management LLC  entered into a Stockholders' Agreement (the "Stockholders' Agreement") with the Trust, SoftVest LP, SoftVest Advisors and Mission Advisors, LP.

The Stockholders' Agreement provides that, effective immediately following the completion of the corporate reorganization, when sub-share certificate holders receive common stock (the "Common Stock") in the New Corporation (the "Distribution Time"), (a) the Board of Directors of the New Corporation (the "Board") shall be divided into three classes of directors, with directors in each class serving staggered, three-year terms and (b) (i) Dana F. McGinnis, the director designated by Mission Advisors, LP (the "Mission Designee"), will be appointed to Class I of the Board (with a term expiring in 2021), (ii) Eric L. Oliver, the director designated by SoftVest (the "SoftVest Designee"), will be appointed to Class II of the Board (with a term expiring in 2022) and (iii) Murray Stahl, the director designated by Horizon Kinetics LLC and Horizon Kinetics Asset Management LLC (the "Horizon Designee" and together with the SoftVest Designee and the Mission Designee, the "Stockholder Designees"), will be appointed to Class III of the Board (with a term expiring in 2023).

Pursuant to the Stockholders' Agreement, Horizon Kinetics LLC and Horizon Kinetics Asset Management LLC, during the term of the Stockholders' Agreement (and for so long thereafter as the terms of the Stockholders' Agreement may survive and continue to obligate Horizon Kinetics LLC and Horizon Kinetics Asset Management LLC in accordance with the terms of the Stockholders' Agreement), shall be subject to customary standstill restrictions relating to, among other things, director nominations, stockholder proposals, proxy contests, other activist campaigns and limitations on beneficial ownership of the Common Stock (specifically, a cap of 23.5% of outstanding Common Stock).

During the term of the Stockholders' Agreement (and for so long thereafter as the terms of the Stockholders' Agreement may survive and continue to obligate such stockholder in accordance with the terms of the Stockholders' Agreement) Horizon Kinetics LLC and Horizon Kinetics Asset Management LLC also agreed to vote all of their shares of Common Stock at each annual or special meeting of stockholders (or in any action by written consent of stockholders) of the New Corporation in accordance with the Board's recommendations, subject to certain exceptions. As a condition to the Horizon Designee's appointment to the Board, the Horizon Designee, Horizon Kinetics LLC and Horizon Kinetics Asset Management LLC will enter into a confidentiality agreement with the New Corporation in the form attached as Exhibit A to the Stockholder's Agreement.

As a condition to the appointment of the Stockholder Designees to the Board, the Trust, the Trustees and all Investor Parties (as defined in the Stockholders' Agreement, and including Horizon Kinetics LLC and Horizon Kinetics Asset Management LLC) shall execute by the Distribution Time a Mutual General Release Agreement substantially in the form attached as an exhibit to the previously disclosed Settlement Agreement, pursuant to which each party thereto will release each other party thereto from all claims and liabilities arising prior to the execution of the Stockholders' Agreement.

The Horizon Designee, as a condition to appointment to the Board, will provide to the Board an executed conditional resignation letter to become effective upon the earliest to occur of (a) Horizon Kinetics LLC and Horizon Kinetics Asset Management LLC  ceasing to beneficially own, in the aggregate, a Net Long Position (as defined in the Stockholders' Agreement) of at least 10% of the issued and outstanding shares of the Common Stock, (b) the Horizon Designee ceasing to serve on the Board and (c) the termination of the Stockholders' Agreement.

If, and for so long as, the Distribution Time has not occurred by December 31, 2020 (the "Outside Date"), the Stockholders' Agreement will terminate on the earliest to occur of (a) the date on which the Trustees take steps to abandon the Trust's planned corporate reorganization, (b) the date on which a governmental entity has taken any final action permanently prohibiting the corporate reorganization and (c) the Outside Date. If the Distribution Time has occurred by the Outside Date, the Stockholders' Agreement will terminate upon completion of the 2022 annual meeting of stockholders of the New Corporation; however, the obligations of Horizon Kinetics LLC and Horizon Kinetics Asset Management LLC under the Stockholders' Agreement will survive until such time as no Horizon Designee or SoftVest Designee is serving on the Board.

The foregoing description of the Stockholders' Agreement is qualified by the full text of such agreement, which is attached hereto as Exhibit 10 and is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended by adding the following:

Percentages of the Shares outstanding reported in this Amendment No. 10 are calculated based upon the 7,756,156 Shares outstanding as of April 30, 2020, as reported in TPL's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed by TPL with the SEC on May 7, 2020.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 23,505 Shares of TPL held personally by senior portfolio managers of Horizon and their families.  The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.  Transactions effected by Horizon in the last 60 days are as listed below.  All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Kinetics Asset Management LLC	4/14/2020	Buy	648	535.53
Horizon Kinetics Asset Management LLC	4/14/2020	Sale	927	533.60
Horizon Kinetics Asset Management LLC	4/15/2020	Buy	448	515.02
Horizon Kinetics Asset Management LLC	4/15/2020	Sale	1,602	508.35
Horizon Kinetics Asset Management LLC	4/16/2020	Buy	451	509.54
Horizon Kinetics Asset Management LLC	4/16/2020	Sale	833	506.91
Horizon Kinetics Asset Management LLC	4/17/2020	Buy	442	512.62
Horizon Kinetics Asset Management LLC	4/17/2020	Sale	2,161	506.71
Horizon Kinetics Asset Management LLC	4/20/2020	Buy	568	502.50

Horizon Kinetics Asset Management LLC	4/20/2020	Sale	3,592	496.33
Horizon Kinetics Asset Management LLC	4/21/2020	Buy	241	463.16
Horizon Kinetics Asset Management LLC	4/21/2020	Sale	963	466.79
Horizon Kinetics Asset Management LLC	4/22/2020	Buy	465	499.26
Horizon Kinetics Asset Management LLC	4/22/2020	Sale	1,552	495.67
Horizon Kinetics Asset Management LLC	4/23/2020	Buy	445	493.71
Horizon Kinetics Asset Management LLC	4/23/2020	Sale	475	495.31
Horizon Kinetics Asset Management LLC	4/24/2020	Buy	452	498.82
Horizon Kinetics Asset Management LLC	4/24/2020	Sale	474	498.61
Horizon Kinetics Asset Management LLC	4/27/2020	Buy	252	513.96
Horizon Kinetics Asset Management LLC	4/27/2020	Sale	397	511.45
Horizon Kinetics Asset Management LLC	4/28/2020	Buy	270	519.52
Horizon Kinetics Asset Management LLC	4/28/2020	Sale	334	517.37
Horizon Kinetics Asset Management LLC	4/29/2020	Buy	289	560.05
Horizon Kinetics Asset Management LLC	4/29/2020	Sale	535	550.85
Horizon Kinetics Asset Management LLC	4/30/2020	Buy	318	569.65
Horizon Kinetics Asset Management LLC	4/30/2020	Sale	371	570.60
Horizon Kinetics Asset Management LLC	5/1/2020	Buy	387	508.25

Horizon Kinetics Asset Management LLC	5/1/2020	Sale	867	507.78
Horizon Kinetics Asset Management LLC	5/4/2020	Buy	286	533.33
Horizon Kinetics Asset Management LLC	5/4/2020	Sale	743	527.66
Horizon Kinetics Asset Management LLC	5/5/2020	Buy	303	516.14
Horizon Kinetics Asset Management LLC	5/5/2020	Sale	383	520.71
Horizon Kinetics Asset Management LLC	5/6/2020	Buy	250	491.12
Horizon Kinetics Asset Management LLC	5/6/2020	Sale	300	493.25
Horizon Kinetics Asset Management LLC	5/7/2020	Buy	884	493.03
Horizon Kinetics Asset Management LLC	5/7/2020	Sale	889	493.03
Horizon Kinetics Asset Management LLC	5/8/2020	Buy	873	521.48
Horizon Kinetics Asset Management LLC	5/8/2020	Sale	875	521.01
Horizon Kinetics Asset Management LLC	5/11/2020	Buy	908	520.19
Horizon Kinetics Asset Management LLC	5/11/2020	Sale	913	520.19
Horizon Kinetics Asset Management LLC	5/12/2020	Buy	1,381	524.01
Horizon Kinetics Asset Management LLC	5/12/2020	Sale	1,390	524.01
Horizon Kinetics Asset Management LLC	5/13/2020	Buy	906	511.71
Horizon Kinetics Asset Management LLC	5/13/2020	Sale	2,254	510.31
Horizon Kinetics Asset Management LLC	5/14/2020	Buy	929	519.97

Horizon Kinetics Asset Management LLC	5/14/2020	Sale	2,281	516.74
Horizon Kinetics Asset Management LLC	5/15/2020	Buy	1,023	524.35
Horizon Kinetics Asset Management LLC	5/15/2020	Sale	1,026	524.35
Horizon Kinetics Asset Management LLC	5/18/2020	Buy	976	553.36
Horizon Kinetics Asset Management LLC	5/18/2020	Sale	988	553.36
Horizon Kinetics Asset Management LLC	5/19/2020	Buy	980	550.86
Horizon Kinetics Asset Management LLC	5/19/2020	Sale	1,201	550.09
Horizon Kinetics Asset Management LLC	5/20/2020	Buy	1,020	584.81
Horizon Kinetics Asset Management LLC	5/20/2020	Sale	1,038	584.81
Horizon Kinetics Asset Management LLC	5/21/2020	Buy	1,014	578.59
Horizon Kinetics Asset Management LLC	5/21/2020	Sale	1,345	578.40
Horizon Kinetics Asset Management LLC	5/22/2020	Buy	796	576.12
Horizon Kinetics Asset Management LLC	5/22/2020	Sale	804	576.12
Horizon Kinetics Asset Management LLC	5/26/2020	Buy	766	587.89
Horizon Kinetics Asset Management LLC	5/26/2020	Sale	899	587.33
Horizon Kinetics Asset Management LLC	5/27/2020	Buy	771	587.67
Horizon Kinetics Asset Management LLC	5/27/2020	Sale	787	587.67
Horizon Kinetics Asset Management LLC	5/28/2020	Buy	443	601.00
Horizon Kinetics Asset Management LLC	5/28/2020	Sale	1,039	587.11
Horizon Kinetics Asset Management LLC	5/29/2020	Buy	539	586.43

Horizon Kinetics Asset Management LLC	5/29/2020	Sale	917	585.96
Horizon Kinetics Asset Management LLC	6/1/2020	Buy	295	595.03
Horizon Kinetics Asset Management LLC	6/1/2020	Sale	311	595.03
Horizon Kinetics Asset Management LLC	6/2/2020	Buy	295	612.12
Horizon Kinetics Asset Management LLC	6/2/2020	Sale	324	611.67
Horizon Kinetics Asset Management LLC	6/3/2020	Buy	481	619.96
Horizon Kinetics Asset Management LLC	6/3/2020	Sale	923	616.45
Horizon Kinetics Asset Management LLC	6/4/2020	Buy	457	625.01
Horizon Kinetics Asset Management LLC	6/4/2020	Sale	473	625.01
Horizon Kinetics Asset Management LLC	6/5/2020	Buy	458	664.79
Horizon Kinetics Asset Management LLC	6/5/2020	Sale	493	664.42
Horizon Kinetics Asset Management LLC	6/8/2020	Buy	473	704.55
Horizon Kinetics Asset Management LLC	6/8/2020	Sale	859	704.15
Horizon Kinetics Asset Management LLC	6/9/2020	Buy	603	666.00
Horizon Kinetics Asset Management LLC	6/9/2020	Sale	650	666.74
Horizon Kinetics Asset Management LLC	6/10/2020	Buy	534	645.02
Horizon Kinetics Asset Management LLC	6/10/2020	Sale	549	644.99
Horizon Kinetics Asset Management LLC	6/11/2020	Buy	341	575.32

Horizon Kinetics Asset Management LLC	6/11/2020	Sale	557	588.77
Horizon Kinetics Asset Management LLC	6/12/2020	Buy	355	627.00
Horizon Kinetics Asset Management LLC	6/12/2020	Sale	366	627.00

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following:

The response to Item 4 of this Amendment No. 10 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits
10.	Stockholders' Agreement dated June 11, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2020

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Kinetics LLC
Horizon Kinetics Asset Management LLC